Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited – Completes Acquisition of Five Rigs Through New Joint Venture

Hamilton, Bermuda, July 29, 2026 – Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) today announced that BC Ventures Limited (“BC Ventures”), a 50/50 joint venture between the Company and its long-term well construction partner in Mexico, has completed the previously announced acquisition of five premium jack-up rigs from Fontis Finance Ltd. for a total purchase price of $287 million.

Under the transaction, BC Ventures has acquired the rig-owning entities of two Friede & Goldman JU-2000E design rigs (Oberon and Titania FE) and three LeTourneau Super 116-C design rigs (Courageous, Defender, and Intrepid). These five rigs are currently located in Mexico.

BC Ventures has financed the acquisition through (i) a $237 million non-recourse seller’s credit and (ii) a $25 million cash contribution from each of the Company and its local partner. The seller’s credit matures in January 2029 and is secured by, among other things, a first priority lien on the five jack-up rigs.

This strategic transaction increases the Company’s owned and jointly-owned fleet to 34 rigs and expands its presence in Mexico, a well-established shallow-water market, while enhancing the Company’s ability to capitalize on growing demand for secure, reliable and diversified sources of energy, both in the region and internationally.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker “BORR.” The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the transaction described herein, including the benefits thereof, the financing of BC Ventures Limited, demand for energy sources, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to contracting our rigs, including our ability to secure commitments and convert such commitments into contracts, including those rigs acquired under the transaction described herein, risks relating to market trends including demand for sources of energy, risks related to demand for our services, risks relating to the seller’s credit described herein, including risks relating to our ability to repay or refinance such debt at maturity, risks related to the financing of BC Ventures Limited, risks related to geopolitical events, the risk of customers becoming subject to sanctions, and other risks and uncertainties, including those described in our annual report on Form 20-F for the year ended December 31, 2025 and our other filings with and submissions to the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208, ir@borrdrilling.com